

July 24, 2014

VIA E-Mail
Mr. Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-33824**

Dear Mr. Justin Enbody:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 1. Business

Business Segments

Investment account, page 2

1. We note that your loan investment portfolio has increased significantly. Please expand your disclosure in this section in future Exchange Act periodic reports to fully discuss credit quality of these assets, including Mortgage debt. Provide sample disclosure in your response or, alternatively, advise as to why you believe such disclosure is not material.

Item 2. Properties

Consolidated Properties by Region, page 18

2.   In future Exchange Act periodic reports, please revise your footnote 1 disclosure to clarify the impact of abatements and concessions, on both a total and per square foot basis or include separate column of average effective rents. Alternatively, please explain how such figures are immaterial.

3.   We note that you have provided disclosure regarding your wholly-owned properties. In future Exchange Act periodic reports, please also provide disclosure regarding the properties in which you have an interest, or tell us why you believe this disclosure is not material. Further, please disclose the percentage you own in these properties.

4.   In future Exchange Act periodic reports please provide disclosure regarding your lease expirations for the next ten years. Please refer to Item 15(f) of Form S-11 for guidance.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Real Estate Acquisitions, page 55

5.   Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Note 4 – Real Estate, pages 59 – 61

6.   We note that during the year ended December 31, 2013 and the subsequent quarterly period ended March 31, 2014, amendments of existing operating agreements governing certain properties resulted in you gaining control of these properties.   Please tell us and describe the pre-existing terms and the changes that were made to these operating agreements.   In addition, please cite the specific authoritative guidance within Topic 810 of the Financial Accounting Standards Codification relied upon that resulted in the change from equity method to consolidation treatment.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2014

Note 1 – Basis of Presentation, page 7

7.   We note that you are required to consolidate KWE's results due to the terms provided in the investment management agreement.   Please tell us and describe the terms referred to in greater detail and cite the specific authoritative guidance within Topic 810 of the Financial Accounting Standards Codification relied upon to justify consolidation of KWE.

Note 4 – Real Estate And In-Place Lease Value, page 9

8.   Based on the information provided within the table, it appears the portfolio of commercial properties acquired by KWE on March 28, 2014 is significant to require financial information pursuant to Rule 3-14 of Regulation S-X.   Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief